SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 11)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

COX RADIO, INC.
(Name of Subject Company (Issuer))
COX ENTERPRISES, INC.
COX MEDIA GROUP, INC.
(Names of Filing Persons)

CLASS A COMMON STOCK, PAR VALUE $0.33 PER SHARE
(Title of Class of Securities)

224051102
(CUSIP Number of Class of Securities)

Andrew A. Merdek, Esq.
Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia 30328
Telephone: (678) 645-0000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)
Copy to:
Stuart A. Sheldon, Esq.
Thomas D. Twedt, Esq.
Dow Lohnes PLLC
1200 New Hampshire Avenue, N.W.
Washington, D.C. 20036
Telephone: (202) 776-2000
CALCULATION OF FILING FEE

Transaction Valuation(1): $82,405,037	Amount of Filing Fee(2): $4,599

(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $4.80, which is the increased tender offer price, and (ii) 17,167,716, the estimated maximum number of shares of Class A common stock, par value $0.33 per share, of Cox Radio, Inc. to be acquired in the tender offer. The 17,167,716 Shares represent the 20,759,670 Shares outstanding as of March 17, 2009, less the 3,591,954 Shares already beneficially owned by Cox Enterprises, Inc.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$4,599
Filing Party:	Cox Enterprises, Inc. and Cox Media Group, Inc.
Form or registration no.:	Schedule TO-T
Date Filed:	March 23, 2009 and April 30, 2009
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

Items 1 through 9, 11 and 13
Item 12. Exhibits
SIGNATURES
EXHIBIT INDEX
(a)(1)(T)
Explanatory Note
This Amendment No. 11 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO-T on March 23, 2009 (as previously amended and supplemented, the “Schedule TO”), by Cox Enterprises, Inc., a Delaware corporation (“Enterprises”), and Cox Media Group, Inc., a Delaware corporation and a wholly-owned subsidiary of Enterprises (“Media”). The Schedule TO relates to the offer by Media to purchase all of the issued and outstanding shares of Class A common stock, par value $0.33 per share (the “Shares”), of Radio not owned by Media upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated April 29, 2009 (the “Amended and Restated Offer to Purchase”), and in the related Amended and Restated Letter of Transmittal (which, together with any amendments or supplements from time to time thereto, collectively constitute the “Offer”).
All capitalized terms used in this Amendment No. 11 without definition have the meanings ascribed to them in the Schedule TO.
The items of the Schedule TO set forth below are hereby amended and supplemented as follows:
Items 1 through 9, 11 and 13.
     (1) The Offer is extended to, and will expire, at 5:00 p.m., New York City time, on Tuesday, May 19, 2009.
     (2) All references to the Expiration Date set forth in the Amended and Restated Letter of Transmittal, the Amended and Restated Notice of Guaranteed Delivery, the Amended and Restated Letter from Citigroup Global Markets Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, and the Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees are hereby amended to reflect the Expiration Date as 5:00 p.m., New York City time, on Tuesday, May 19, 2009.
     (3) The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(T) and is incorporated herein by reference.
Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated March 23, 2009.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter from Citigroup Global Markets Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)*	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Summary Advertisement published on March 24, 2009.

(a)(1)(H)*	Cox Enterprises, Inc. press release, dated March 23, 2009.

(a)(1)(I)	Letter to Board of Directors of Cox Radio, Inc., dated March 22, 2009 (incorporated by reference to Exhibit 7.02 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

Exhibit No.	Description

(a)(1)(J)*	Notice to Participants of Cox Radio, Inc. Employee Stock Purchase Plan mailed by Cox Enterprises to plan participants.

(a)(1)(K)*	Email correspondence to employees of Cox Enterprises and Cox Radio from Cox Enterprises delivered on March 23, 2009.

(a)(1)(L)*	Press release issued by Cox Enterprises on April 20, 2009, entitled “Cox Enterprises, Inc. Extends Tender Offer for Cox Radio.”

(a)(1)(M)*	Press release issued by Cox Enterprises on April 29, 2009, entitled “Cox Enterprises, Inc. to Increase Tender Offer Price for Cox Radio to $4.80 per Share and Extend Offer.”

(a)(1)(N)*	Amended and Restated Offer to Purchase, dated April 29, 2009.

(a)(l)(O)*	Amended and Restated Letter of Transmittal.

(a)(l)(P)*	Amended and Restated Notice of Guaranteed Delivery.

(a)(l)(Q)*	Amended and Restated Letter from Citigroup Global Markets Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(l)(R)*	Amended and Restated Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(S)*	Press release issued by Cox Enterprises on May 14, 2009, entitled “Cox Enterprises Extends Tender Offer for Cox Radio and Maintains $4.80 Offer Price.”

(a)(1)(T)	Press release issued by Cox Enterprises on May 18, 2009, entitled “Cox Enterprises Extends Tender Offer for Cox Radio and Maintains $4.80 Offer Price.”

(a)(2)(A)(i)*	Solicitation/Recommendation Statement on Schedule 14D-9 filed by Cox Radio, dated and filed on April 3, 2009.

(a)(2)(A)(ii)*	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed by Cox Radio, dated and filed on April 20, 2009.

(a)(2)(A)(iii)*	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed by Cox Radio, dated and filed on April 30, 2009.

(a)(2)(A)(iv)*	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 filed by Cox Radio, dated and filed on May 1, 2009.

(a)(2)(A)(v)	Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9 filed by Cox Radio, dated and filed on May 7, 2009 (incorporated by reference to the Schedule 14D-9/A filed by Cox Radio on May 7, 2009).

(a)(2)(A)(vi)	Solicitation/Recommendation Statement (Amendment No. 5) on Schedule 14D-9 filed by Cox Radio, dated and filed on May 13, 2009 (incorporated by reference to the Schedule 14D-9/A filed by Cox Radio on May 13, 2009).

(a)(2)(B)	Letter, dated April 3, 2009, from the Special Committee of Cox Radio to Cox Radio’s stockholders (incorporated by reference to Exhibit (a)(2)(A) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(2)(C)	Press release issued by Cox Radio on April 3, 2009, entitled “Cox Radio, Inc. Issues Response/Recommendation Statement Regarding Tender Offer of Cox Enterprises, Inc.”

Exhibit No.	Description

(incorporated by reference to Exhibit (a)(2)(B) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(2)(D)	Press release issued by Cox Radio on April 1, 2009, entitled “Cox Radio, Inc. Forms Special Committee to Evaluate Cox Media’s Tender Offer” (incorporated by reference to Exhibit (a)(2)(C) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(A)	George Leon v. Cox Radio, Inc., et al., Case No. 4461, Delaware Chancery Court (filed March 27, 2009) (incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(B)	Coral Springs Police Pension Fund v. Cox Radio, Inc., et al., Case No. 4463, Delaware Chancery Court (filed March 30, 2009) (incorporated by reference to Exhibit (a)(5)(E) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(C)	Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9, Superior Court of Gwinnett County (filed March 30, 2009) (incorporated by reference to Exhibit (a)(5)(F) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(D)*	In re Cox Radio, Inc. Shareholders Litigation, Case No. 4461-VCP, Delaware Chancery Court (filed April 7, 2009).

(a)(5)(E)*	Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9, Superior Court of Gwinnett County (filed April 8, 2009).

(a)(5)(F)*	Donald Dixon v. James C. Kennedy, et al., Case No. 1:09-CV-0938-JEC, U.S. District Court Northern District of Georgia, Atlanta Division (filed April 15, 2009).

(a)(5)(G)*	Unanimous Written Consent of the Board of Directors of Cox Radio, Inc. dated March 31, 2009.

(a)(5)(H)*	Unanimous Written Consent of the Board of Directors of Cox Radio, Inc. dated April 19, 2009.

(a)(5)(I)*	Memorandum of Understanding, dated April 29, 2009.

(a)(5)(J)	Letter, dated May 1, 2009, from the Special Committee to Cox Radio’s stockholders (incorporated by reference to Exhibit (a)(2)(F) to the Schedule 14D-9/A filed by Cox Radio on May 1, 2009).

(a)(5)(K)*	Email correspondence to Cox Radio stockholders delivered on May 15, 2009.

(b)(1)	Credit Agreement, dated as of July 26, 2006, by and among Cox Enterprises, Inc., the lenders party thereto, JP Morgan Chase Bank, N.A., as administrative agent, Citibank, N.A. and Wachovia Capital Markets, LLC, as syndication agents, Lehman Brothers Inc. and The Bank of Tokyo-Mitsubishi UFJ, LTD, New York Branch, as documentation agents, and JP Morgan Securities, Inc., Citigroup Global Markets, Inc. and Wachovia Capital Markets, LLC as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 7.03 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(b)(2)	First Commitment Increase Amendment to Credit Agreement, dated as of September 28, 2007 (incorporated by reference to Exhibit 7.04 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(b)(3)	Second Amendment and Limited Waiver to Credit Agreement, dated as of December 29, 2008 (incorporated by reference to Exhibit 7.05 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

Exhibit No.	Description

(c)(1)*	Materials presented by Citigroup Global Markets Inc. to the senior management of Cox Enterprises, Inc. on March 16, 2009.

(c)(2)*	Materials presented by Citigroup Global Markets Inc. to the Board of Directors of Cox Enterprises, Inc. on March 22, 2009.

(c)(3)*	Materials presented by senior management of Cox Enterprises, Inc. and Cox Media Group, Inc. to the Boards of Directors of Cox Enterprises, Inc. and Cox Media Group, Inc. on March 22, 2009.

(c)(4)	Opinion of Gleacher Partners LLC (incorporated by reference to Exhibit (a)(5)(C) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(c)(5)*	Appraisal of Cox Radio, Inc. as of December 31, 2007 by John Morton, Paul Ravaris and Associates.

(c)(6)*	Appraisal of Cox Radio, Inc. as of December 31, 2007 by Duff & Phelps.

(c)(7)*	Appraisal of Cox Radio, Inc. as of December 31, 2007 by Bond & Pecaro.

(c)(8)*	Valuation of Cox Radio, Inc.’s radio stations as of December 31, 2008 by Bond & Pecaro for purposes of impairment testing pursuant to SFAS No. 142.

(c)(9)*	Valuation of Cox Radio, Inc.’s FCC licenses as of December 31, 2008 by Bond & Pecaro for purposes of impairment testing pursuant to SFAS No. 142.

(c)(10)*	Valuation of Cox Radio, Inc. as of December 31, 2007 by Valuation Research Corporation.

(c)(11)*	Materials presented by Citigroup Global Markets Inc. to the financial advisors of the special committee of Cox Radio, Inc. on April 24, 2009.

(c)(12)	Materials presented by Gleacher Partners to Citigroup Global Markets Inc. on April 21, 2009 (incorporated by reference to Exhibit (a)(5)(M) to the Schedule 14D-9/A filed by Cox Radio on May 7, 2009).

(c)(13)	Materials presented by Gleacher Partners to the special committee of Cox Radio, Inc. on April 16, 2009 (incorporated by reference to Exhibit (a)(5)(N) to the Schedule 14D-9/A filed by Cox Radio on May 7, 2009).

(c)(14)	Materials presented by Gleacher Partners to the special committee of Cox Radio, Inc. on April 23, 2009 (incorporated by reference to Exhibit (a)(5)(O) to the Schedule 14D-9/A filed by Cox Radio on May 7, 2009).

(c)(15)	Materials presented by Gleacher Partners to the special committee of Cox Radio, Inc. on April 27, 2009 (incorporated by reference to Exhibit (a)(5)(P) to the Schedule 14D-9/A filed by Cox Radio on May 7, 2009).

(d)	None.

(e)	Revolving Promissory Note, dated December 4, 2003 (incorporated by reference to Exhibit (e)(1) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(f)*	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Amended and Restated Offer to Purchase filed as Exhibit (a)(1)(M)).

(g)	None.

Exhibit No.	Description

(h)	None.

*	Previously filed.

SIGNATURES
After due inquiry and to the best knowledge of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
AMENDMENT TO SCHEDULE TO AND SCHEDULE 13E-3

COX ENTERPRISES, INC.
/s/ John M. Dyer
John M. Dyer
Executive Vice President and Chief Financial Officer

COX MEDIA GROUP, INC.
/s/ Neil O. Johnston
Neil O. Johnston
Vice President and Chief Financial Officer

Date: May 18, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(T)	Press release issued by Cox Enterprises on May 18, 2009, entitled “Cox Enterprises Extends Tender Offer for Cox Radio and Maintains $4.80 Offer Price.”